Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

REPORT ON VOTING RESULTS

Special General Meeting of Shareholders

November 9, 2022

National Instrument 51-102 – Section 11.3 (Canada)

The Special General Meeting of Shareholders of Brookfield Asset Management Reinsurance Partners Ltd. (the “Company”) was held on Wednesday, November 9, 2022 at 1:00 p.m. (Toronto time) in a virtual meeting format via live audio webcast. At this meeting, there were 193 shareholders represented in person or by proxy holding 6,985,149 class A exchangeable limited voting shares (“class A exchangeable shares”), representing 64.21% of the Company’s 10,877,989 issued and outstanding class A exchangeable shares on the record date for this meeting, and one shareholder holding 24,000 class B limited voting shares (“class B shares”), representing 100% of the Company’s 24,000 issued and outstanding class B shares as of the record date for this meeting.

The following is a summary of the votes cast by holders of the class A exchangeable shares and class B shares represented at this meeting.

Passing the Capital Reduction Resolution

The resolution approving a return of capital distribution to the holders of our class A exchangeable shares and our class B shares and corresponding reductions to the share capital of the company in the amount necessary to permit the Special Distribution (as such term is defined in our Company’s management information circular dated October 06, 2022 (the “Circular”)) to be effected as a capital reduction resulting in a return of capital, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	6,448,403	99.71	18,866	0.29
class B shares	Carried	24,000	100.0	Nil	Nil

Passing the Name Change Resolution

The resolution authorizing our company to change its name from “Brookfield Asset Management Reinsurance Partners Ltd.” to “Brookfield Reinsurance Ltd.”, as set out in Appendix A of the Circular, was approved by the majority of the votes cast by the holders of class A exchangeable shares and by the holder of class B shares, each voting as a separate class.

Management received the following proxies from the holders of class A exchangeable shares and class B shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
class A exchangeable shares	Carried	6,960,328	99.64	24,821	0.36
class B shares	Carried	24,000	100.0	Nil	Nil

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of class A exchangeable shares or class B shares.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.

By:	/s/ Anna Knapman-Scott
Anna Knapman-Scott Corporate Secretary

Date: November 9, 2022